Betaseron approved in the U.S. for earliest stages of Multiple Sclerosis

Berlin, October 23, 2006 - Schering AG, Germany (FSE: SCH, NYSE: SHR), majority-owned by the Bayer Group, announced today that the U.S. Food and Drug Administration (FDA) has expanded the indication of Betaseron(r) (interferon beta-1b, brand name of Betaferon(r) in the U.S.) to include patients who have experienced a first clinical episode and have MRI features consistent with multiple sclerosis. Betaseron is indicated for the treatment of relapsing forms of multiple sclerosis to reduce the frequency of clinical exacerbations. Betaseron is the only high-dose, high-frequency interferon beta indicated for patients at the earliest stage of MS.

The new indication is based on results from the BENEFIT (BEtaferon/BEtaseron in Newly Emerging multiple sclerosis for Initial Treatment) Study of patients with a first clinical event and MRI features suggestive of MS. The two-year study showed that treatment with Betaseron delayed the time to a second clinical event by one year compared to placebo1. BENEFIT is the only trial to demonstrate the efficacy of a high dose, high frequency interferon beta , Betaseron, as an effective treatment for patients with early MS. In addition to establishing efficacy in this group of patients the study also showed that patients with early MS found Betaseron to be a safe and well-tolerated treatment, as evidenced by the findings that 93% of patients completed the study.

"We are very proud to have achieved the approval for the use of Betaseron in the treatment of patients with early MS in the United States following approvals in Europe and Canada", said Dr. Darlene Jody, Head of Specialized Therapeutics at Schering Group. "The results of the BENEFIT trial extend the efficacy of Betaseron as an excellent treatment choice for patients with relapsing and remitting MS to patients who are at the earliest stage of the disease. In these patients with early MS Betaseron substantially slowed down the course of their illness."

Additional Information

ABOUT THE BENEFIT STUDY

Two-year data from the BENEFIT Study were recently published in Neurology(1). In the randomized, double-blind, placebo-controlled, multicenter trial, 468 participants were given either Betaseron 250 micrograms (mcg) subcutaneously every other day or placebo until they experienced a second clinical event which confirms the diagnosis, or they had been followed for at least 24 months. Results showed that:

- In the placebo group, over half of the patients reached MRI-defined MS within six months and 85 percent reached MRI-defined MS in the two-year study. This shows that this patient population is at high risk to develop MS.

- Treatment with Betaseron reduced the risk of progression to clinically definite MS by about 50 percent and to MRI-defined MS by 46 percent compared to placebo(2).

- Treatment with Betaseron delayed the time to a second clinical event by one year compared to placebo.

The results of the BENEFIT trial also showed that the patients were willing to initiate and continue Betaseron treatment in an effort to gain control of the disease at its earliest stages:

- More than nine out of 10 patients (93 percent) treated with Betaseron completed the study, a rate similar to the patients in the placebo arm.

- Nearly all of the eligible patients (96 percent) opted to participate in a three-year extension of the study. To date, no other trial involving early MS patients has demonstrated such a high level of patient acceptance.

- Only 2.7 percent of patients in the trial discontinued therapy because of adverse events. Dose titration (increasing the dose slowly) and use of analgesics prior to injection may help patients manage the most common side effects associated with starting therapy.

Literature
(1) Kappos L et al. Treatment with interferon beta-1b delays conversion to clinically definite and McDonald MS in patients with clinically isolated syndromes. Neurology 2006;67:1242-1249.

(2) Risk reduction based on adjustment for a standard set of baseline covariates

ABOUT BETAFERON
Betaferon/Betaseron was the first disease-modifying drug introduced for MS and is a well-established treatment around the world. Betaferon has the broadest experience of any MS medication. In the U.S., Europe and Japan, Betaferon has been approved for all relapsing forms of MS. It is able to reduce the number of MS episodes by one-third, and the frequency of moderate to severe episodes by as much as 50 percent. Sixteen years' follow up of people treated with Betaferon has shown that it is safe and well tolerated.


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products, Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

It is planned that Schering AG will be renamed Bayer Schering Pharma Aktiengesellschaft. A corresponding resolution was passed at the Extraordinary General Meeting of Schering AG on September 13, 2006. Until the name change has been registered in the commercial register, the company will continue to operate under the name Schering AG. According to the resolution of the General Meeting, the Executive Board will not file an application for registration before December 1, 2006.


This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:

Media Relations: Oliver Renner , T: +49-30-468 124 31, oliver.renner@schering.de
Investor Relations: Dr. Jost Reinhard, T: +49-30-468 150 62, jost.reinhard@schering.de
Pharma Communication: Dr. Claudia Schmitt, T: +49-30-468 158 05, claudia.schmitt@schering.de


Find additional information at: www.schering.de/eng